[LOGO OMITTED]                                        Atlanta    -    Washington
POWELL GOLDSTEIN LLP

                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-4561
                                                            JWHEELER@POGOLAW.COM



                                 August 22, 2006


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4569
Washington, D.C.  20549
Attn:  David Lyon

          Re:  CBC Holding Company
               Schedule 14A (Amendment No. 4)
               Filed on April 25, 2006
               File No. 0-22451

               Schedule 13E-3 (Amendment No. 4)
               Filed on April 25, 2006
               File No. 5-52551

Ladies and Gentlemen:

     On behalf of our client, CBC Holding Company ("CBC" or the "Company"), we are responding to the comments received from your office by letter dated May 23, 2006, and during our subsequent telephone conversations and e-mail correspondence, with respect to the above-referenced Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the
Schedule 14A. We have annotated the marked copy of Amendment No. 4 to the Proxy Statement with cross-references indicating to which comment we are responding.

     Please note that given the delay in finalizing the proxy statement, the Company will hold a separate annual meeting so we are no longer incorporating the Company's proxy statement for its annual meeting of shareholders into the proxy statement containing the going private and Subchapter S proposals. We respectfully request your continued assistance to expedite this review process. Thank you in advance for your consideration and assistance.

                                    * * * * *

General
-------

1. Please provide an analysis of why, under Georgia law, you believe you can treat similarly-situated shareholders differently, based upon family connections

          UNDER GEORGIA LAW, THE BOARD OF DIRECTORS HAS THE AUTHORITY TO MAKE BUSINESS DECISIONS IN THE BEST INTERESTS OF THE CORPORATION AND SUCH BUSINESS DECISIONS MAY RESULT IN OTHERWISE SIMILARLY-

   One Atlantic Center  -  Fourteenth Floor  -  1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
                     Tel: 404.572.6600  -  Fax: 404.572.6999
                                 www.pogolaw.com

SITUATED SHAREHOLDERS BEING TREATED DIFFERENTLY. UNDER THE GEORGIA BUSINESS CORPORATION CODE (THE "GBCC"), DIRECTORS ARE NOT LIABLE TO THE CORPORATION OR ITS SHAREHOLDERS IF THEY PERFORM THEIR DUTIES IN A MANNER THEY BELIEVE TO BE IN GOOD FAITH AND IN THE BEST INTERESTS OF THE CORPORATION AND WITH THE CARE AN ORDINARILY PRUDENT PERSON IN A LIKE POSITION WOULD EXERCISE UNDER THE CIRCUMSTANCES. O.C.G.A. 14-2-830(A). IN DISCHARGING THEIR DUTIES, DIRECTORS ARE ENTITLED TO RELY ON INFORMATION PRESENTED BY OFFICERS, LEGAL COUNSEL, PUBLIC ACCOUNTANTS, INVESTMENT BANKERS, AND OTHER PROFESSIONALS. O.C.G.A. 14-2-830(B). THE BOARD OF DIRECTORS OF CBC HOLDING COMPANY (THE "COMPANY") HAS DONE RELIED ON INFORMATION FROM ITS OFFICERS, POWELL GOLDSTEIN LLP, THIGPEN, JONES, SEATON & CO, AND SOUTHARD FINANCIAL IN DISCHARGING ITS DUTIES. ALTHOUGH THE DIRECTORS' FIDUCIARY DUTIES EXTEND TO MINORITY SHAREHOLDERS, UNDER GEORGIA LAW, DIRECTORS MUST SERVE THE INTERESTS OF THE ENTIRE BODY OF SHAREHOLDERS. PELLETIER V.
                                                              ------------
ZWEIFEL, 921 F.2D 1465, 1484 (11TH CIR. 1991).  IN DETERMINING WHETHER DIRECTORS
-------
HAVE SATISFIED THEIR STATUTORY DUTY, GEORGIA COURTS APPLY THE BUSINESS JUDGMENT RULE, WHICH PROTECTS DIRECTORS FROM LIABILITY WHEN THEY MAKE GOOD FAITH BUSINESS DECISIONS IN AN INFORMED AND DELIBERATE MANNER. MUNFORD V. VALUATION RESEARCH
                                                 -----------------------------
CORP., 98 F.3D 604, 611 (11TH CIR. 1996).
-----

          ADDITIONALLY, ON MAY 5, 2006, THE GOVERNOR OF GEORGIA SIGNED INTO LAW SENATE BILL 469 ("SB 469"), WHICH CODIFIES EXISTING LAW AND WHICH IS NOW INCORPORATED INTO O.C.G.A. 14-2-1101. THE INTRODUCTION TO SB 469 STATES THAT ITS PURPOSE IS "TO CLARIFY EXISTING LAW BY EXPRESSLY RECOGNIZING THE POSSIBILITY OF DIFFERENT TREATMENT OF SHAREHOLDERS IN A PLAN OF MERGER " SB 469, WHICH BECAME EFFECTIVE ON JULY 1, 2006, AMENDS SECTION 14-2-1101 OF THE GBCC TO STATE THAT A PLAN OF MERGER MUST INCLUDE:

               THE MANNER AND BASIS OF CONVERTING THE SHARES OF EACH CORPORATION INTO SHARES OR OTHER SECURITIES, OBLIGATIONS, RIGHTS TO ACQUIRE SHARES OR OTHER SECURITIES, CASH, OTHER PROPERTY, OR ANY COMBINATION OF THE FOREGOING, AND IF ANY SHARES OF ANY HOLDER OF A CLASS OR SERIES OF SHARES ARE TO BE CONVERTED IN A MANNER OR BASIS DIFFERENT FROM ANY OTHER HOLDER OF SHARES OF SUCH CLASS OR SERIES, THE MANNER OR BASIS APPLICABLE TO SUCH HOLDER.

AS THE INTRODUCTION EXPLAINS, ALTHOUGH THIS CONCEPT OF PERMITTING A CORPORATION TO TREAT OTHERWISE SIMILARLY-SITUATED SHAREHOLDERS DIFFERENTLY CURRENTLY EXISTS UNDER GEORGIA LAW, AS OF JULY 1, 2006, THE GEORGIA STATUTES EXPRESSLY PERMIT SIMILARLY-SITUATED SHAREHOLDERS TO BE TREATED DIFFERENTLY. A COPY OF THE RELEVANT PORTIONS OF SB 469 IS ATTACHED TO THIS LETTER AS EXHIBIT 1.

          IN THE BUSINESS JUDGMENT OF THE DIRECTORS OF THE COMPANY, AFTER DUE DELIBERATION, IT IS IN THE BEST INTEREST OF THE COMPANY AND ITS ENTIRE BODY OF SHAREHOLDERS TO TAKE THE COMPANY PRIVATE AND MAKE A SUBCHAPTER S ELECTION. THE COMPANY HAS RELIED ON THE INTERNAL REVENUE CODE IN PERMITTING SHAREHOLDERS TO BE GROUPED INTO FAMILY GROUPS FOR THE PURPOSE OF COUNTING AND REDUCING THE NUMBER OF SHAREHOLDERS BELOW 100 IN ORDER TO MAKE A SUBCHAPTER S ELECTION AND HAS CONSIDERED AND RELIED ON THE OPINION OF SOUTHARD FINANCIAL THAT THE PRICE TO BE PAID TO SHAREHOLDERS WHO WILL RECEIVE CASH FOR THEIR SHARES REFLECTS THE FAIR VALUE OF THE COMPANY'S STOCK.

2. If different than the above, please explain to us how the formation of the interim company serves to facilitate the reorganization. We note that CBC Holding Company will be the surviving company. Please explain to us how shareholders who are not in one of the 70 families will be cashed out of the company, if CBC Holdings is the survivor.

          IN ORDER TO REDUCE THE NUMBER OF ITS SHAREHOLDERS BELOW 100, THE COMPANY MUST ENTER INTO A TRANSACTION WHEREBY CERTAIN SHAREHOLDERS CAN RECEIVE FAIR VALUE CASH CONSIDERATION IN EXCHANGE FOR THEIR SHARES. THE COMPANY SELECTED A CASH-OUT MERGER BECAUSE IT AFFORDED THE COMPANY

CERTAINTY IN THE EFFECTIVENESS OF THE TRANSACTION. AS OPPOSED TO A VOLUNTARY STOCK REPURCHASE REGIME, WHICH WOULD REQUIRE THE UNANIMOUS VOLUNTARY AGREEMENT OF EVERY SHAREHOLDER OF THE COMPANY, PURSUANT TO THE CASH-OUT MERGER THE COMPANY CAN REDUCE ENOUGH SHAREHOLDERS TO MEET THE LEGAL REQUIREMENTS OF GOING PRIVATE AND SUBCHAPTER S. IN ORDER TO EFFECT THE CASH-OUT MERGER, CBC INTERIM CORPORATION ("INTERIM"), A CORPORATION WITH NO OPERATIONS, ASSETS OR LIABILITIES, WAS ESTABLISHED. WHEN INTERIM MERGES WITH AND INTO THE COMPANY, THE COMPANY WILL MAINTAIN ITS ASSETS AND WORKING CAPITAL, IN ADDITION TO THE FUNDS RAISED THROUGH THE ISSUANCE OF TRUST PREFERRED SECURITIES, IF ANY, AND, THEREFORE, WILL BE ABLE TO PAY FAIR VALUE CONSIDERATION TO THE NECESSARY NUMBER OF SHAREHOLDERS IN ORDER TO HAVE LESS THAN 100 SHAREHOLDERS REMAINING.

3. It appears to the staff that absent appropriate genealogical disclosure, it will be difficult for shareholders to determine their status as a member of a family group. Absent fully disclosing to all shareholders whether each shareholder, by name, has been assigned to a family group and, if so, to which family group they belong, please explain to the staff how you plan to ensure that each shareholder is designated properly as either a member or non-member of an eligible family group. In that regard, please also explain the exact steps that the company will take when contacted by shareholders about their status as a family group member.

          WE RESPECT YOUR COMMENT AND CONCERN HERE. OF COURSE THE COMPANY CANNOT CLAIM TO HAVE CONDUCTED THE EXHAUSTIVE GENEALOGICAL RESEARCH TO GUARANTEE THAT EVERY SINGLE SHAREHOLDER HAS BEEN COORDINATED WITH EVERY POSSIBLE PERMUTATION OF FAMILY GROUPING. WHAT THE COMPANY HAS DONE IS TO OFFER THE ROUTE OF FAMILY GROUPING TO THE SHAREHOLDERS TO THE EXTENT THE SHAREHOLDERS WISH TO TAKE ADVANTAGE OF IT, IN ORDER TO MAKE THE MERGER TRANSACTION MORE INCLUSIVE FOR ITS SHAREHOLDERS. WE HAVE MADE SIGNIFICANT REVISIONS THROUGHOUT THE PROXY STATEMENT EXPLAINING THIS PROCESS AND HAVE AFFORDED SHAREHOLDERS THE OPPORTUNITY TO ASK QUESTIONS AND PROVIDE THE COMPANY WITH ANY RELEVANT INFORMATION REGARDING THE SHAREHOLDERS AND THEIR FAMILIES. THE COMPANY HAS ESTABLISHED A SPECIAL COMMITTEE TO INVESTIGATE ANY AND ALL QUESTIONS AND CONCERNS FROM ITS SHAREHOLDERS IN THIS REGARD AND IS COMMITTED TO MAKING THE FAMILY GROUPS AS INCLUSIVE AS PERMISSIBLE UNDER LAW. NO COMPANY ITSELF CAN EVER HAVE COMPLETE INFORMATION ABOUT EVERY ONE OF ITS SHAREHOLDERS AND SUCH SHAREHOLDERS' VERY EXTENDED FAMILIES. TO PUT SUCH A BURDEN ON A COMPANY WOULD MAKE THE ENTIRE SUBCHAPTER-S SCHEME UNTENABLE. INSTEAD, THERE MUST BE GIVE AND TAKE BETWEEN THE COMPANY AND ITS SHAREHOLDERS. YOUR COMMENTS WERE HELPFUL IN FOCUSING THE COMPANY ON THIS IMPORTANT EXERCISE AND THE COMPANY WILL ENTERTAIN AND RESPOND TO ALL CONCERNS.

          THE COMPANY HAS MADE A PRELIMINARY DETERMINATION AS TO THE MEMBERS OF EACH FAMILY GROUP BASED ON ITS RECORDS AND MULTIPLE REVIEWS OF ITS SHAREHOLDER LISTS. THE COMPANY IS FAMILIAR WITH VIRTUALLY ALL OF ITS SHAREHOLDERS BECAUSE MOST OF THE COMPANY'S SHAREHOLDERS ARE RESIDENTS OF THE SMALL FITZGERALD, GEORGIA COMMUNITY. ALSO, THE COMPANY'S STOCK WAS SOLD TEN YEARS AGO BY THE DIRECTORS TO THEIR FAMILIES, FRIENDS AND ACQUAINTANCES, AND, THEREFORE, THE DIRECTORS HAVE BEEN ABLE TO RECONSTRUCT AND MAKE A GOOD FAITH PRELIMINARY DETERMINATION OF THE FAMILY GROUPS. FINALLY, BECAUSE THE COMPANY'S SHARES ARE NOT LISTED ON AN EXCHANGE, THE COMPANY REMAINS AWARE OF THE HOLDERS OF THE FEW SHARES THAT HAVE CHANGED HANDS. THE BOARD MADE AN EFFORT TO LINK EACH SHAREHOLDER TO AN APPROPRIATE FAMILY GROUP WHENEVER POSSIBLE SINCE MANY SHAREHOLDERS ARE ALSO CUSTOMERS OF THE BANK. THERE ARE APPROXIMATELY 24 SHAREHOLDERS WHO HOLD THEIR SHARES IN STREET NAME, AND, IN SOME OF THOSE CASES, THE COMPANY MAY NOT BE AWARE OF THEIR IDENTITIES AND WOULD NOT BE ABLE TO MAKE A PRELIMINARY ASSIGNMENT OF SUCH SHAREHOLDERS TO A FAMILY GROUP.

          SHAREHOLDERS WHO THE COMPANY HAS PRELIMINARILY DESIGNATED AS MEMBERS OF ONE OF THE 70 FAMILY GROUPS COLLECTIVELY HOLDING THE MOST SHARES OF CBC HOLDING COMPANY COMMON STOCK (THE "QUALIFYING FAMILY GROUPS") WILL RECEIVE A LETTER ENCLOSED WITH THE PROXY STATEMENT THAT INFORMS THEM THAT THE COMPANY'S PRELIMINARY RESEARCH HAS ASSIGNED THEM MEMBERSHIP IN A QUALIFYING

FAMILY GROUP AND DESCRIBES THE STEPS NECESSARY TO MAINTAIN SHAREHOLDER STATUS IN THE REORGANIZATION. SHAREHOLDERS WHO THE COMPANY BELIEVES ARE NOT MEMBERS OF A QUALIFYING FAMILY GROUP WILL ALSO RECEIVE A LETTER INFORMING THEM THAT THE COMPANY'S PRELIMINARY RESEARCH HAS NOT ASSIGNED THEM TO ONE OF THE QUALIFYING FAMILY GROUPS, AND THAT IF SUCH IS THE CASE, THEY WILL RECEIVE $17.80 IN CASH FOR EACH SHARE OF CBC HOLDING COMPANY COMMON STOCK HELD.

          BOTH TYPES OF LETTERS WILL EXPLAIN HOW THE FAMILY GROUPS WERE DETERMINED AND WILL INCLUDE A LISTING OF ALL MEMBERS OF SUCH SHAREHOLDER'S FAMILY GROUP, AS PRELIMINARILY DETERMINED BY THE COMPANY. THE LETTERS WILL ALSO EXPLAIN THAT THE COMPANY'S DETERMINATION OF FAMILY GROUP MEMBERSHIP IS PRELIMINARY ONLY, AND THAT FAMILY GROUP MEMBERSHIP WILL BE DETERMINED ULTIMATELY BY THE ELECTION OF THE SHAREHOLDERS' FAMILY GROUP MEMBERS FOR INCLUSION OR NOT IN THE REORGANIZED COMPANY. FINALLY, THE LETTERS WILL EXPLAIN THAT SHAREHOLDERS WHO WISH TO CHALLENGE THE FAMILY GROUP DETERMINATIONS SHOULD CONTACT THE
COMPANY, AND A SUMMARY OF SUCH CHALLENGE PROCEDURE, WHICH WILL BE SET FORTH FULLY IN THE PROXY STATEMENT.

4. If you wish to cover your proxy materials with a letter to each shareholder who is a member of a family group, we believe you also need to provide a similar letter to shareholders who you believe are not members of a family group. Please revise your materials so that you provide all shareholders with essentially the same information.

          WE HAVE ATTACHED AS EXHIBIT 2 TO THIS LETTER A COPY OF THE LETTER TO BE SENT TO SHAREHOLDERS WHO ARE NOT MEMBERS OF A QUALIFYING FAMILY GROUP AND A COPY OF THE LETTER TO BE SENT TO SHAREHOLDERS WHO ARE MEMBERS OF A QUALIFYING FAMILY GROUP. WE DO NOT, HOWEVER, BELIEVE IT IS APPROPRIATE TO PUBLISH INFORMATION RELATIVE TO A SHAREHOLDER'S FAMILY GROUP TO OTHER SHAREHOLDERS WHO THE COMPANY HAS PRELIMINARILY DETERMINED ARE NOT MEMBERS OF THAT FAMILY GROUP. WHILE THIS MAY RESULT IN INCOMPLETE INFORMATION PUBLISHED BY THE COMPANY, WE BELIEVE THAT THE IMPROPRIETY IN PUBLISHING PERSONAL INFORMATION ABOUT ITS SHAREHOLDERS FAR OUTWEIGHS ANY MARGINAL BENEFIT THAT MAY BE AVAILABLE BY PROVIDING SUCH PERSONAL INFORMATION. AS WE HAVE STATED IN OUR RESPONSE TO COMMENT #3 ABOVE, THE COMPANY CAN NOT BEAR THE ENTIRE BURDEN OF ENSURING THAT ALL SHAREHOLDERS KNOW WHO THEIR OWN FAMILY MEMBERS ARE. SOME RESPONSIBILITY FOR THIS DETERMINATION MUST BE BORNE BY THE SHAREHOLDERS, OR ELSE THE ENTIRE SUBCHAPTER-S CATEGORY BECOMES IMPRACTICABLE IF NOT IMPOSSIBLE TO MAINTAIN.

5. It appears that each family group must be initiated and put forward by a specific member of that family group. If you have already contacted holders seeking this election, please disclose who made the election for each family group, how it was done and what information was provided to shareholders from whom elections were sought. If this will be done in the future, please explain to us how it will be done and explain why you believe your current determination as to the 70 largest family groups is accurate given the absence of any election.

          THE GULF OPPORTUNITY ZONE ACT OF 2005 REMOVED THE REQUIREMENT THAT A FAMILY GROUP ELECTION MUST BE MADE BY A SHAREHOLDER. NOW, ALL FAMILY MEMBERS (SIX GENERATIONS) ARE BE TREATED AS ONE SHAREHOLDER UNDER THE INTERNAL REVENUE CODE FOR THE NUMBER OF SHAREHOLDERS TEST, WITHOUT MAKING AN ELECTION. THEREFORE, NO FAMILY MEMBER ELECTIONS NEED BE MADE AND THE COMPANY HAS NOT CONTACTED ANY SHAREHOLDERS TO SOLICIT SUCH AN ELECTION. HOWEVER, SHAREHOLDERS WILL BE ASKED TO COMPLETE A FORM LISTING THE OTHER SHAREHOLDERS THEY BELIEVE TO BE MEMBERS OF THEIR FAMILY. THIS FORM WILL BE USED TO ASSIST THE COMPANY IN REVISING ANY FAMILY GROUPINGS, IF NECESSARY, AND WILL BE RETAINED IN THE COMPANY'S RECORDS. REGARDING THE ACCURACY OF THE COMPANY'S DETERMINATION OF THE 70 LARGEST FAMILY GROUPS, PLEASE SEE OUR RESPONSE TO COMMENT # 3 ABOVE.

6. We presume that some shareholders will be family members of more than one group. Please explain how it was determined to which family group these shareholders belong, disclose whether or not they can change their assignment and disclose whether shares of over-lapping holders were counted for more than one family group.

          SHAREHOLDERS WHO ARE MEMBERS OF MORE THAN ONE FAMILY GROUP UNDER THE INTERNAL REVENUE CODE WILL BE COUNTED AS MEMBERS OF ALL APPLICABLE FAMILY GROUPS AND THEIR SHARES WILL BE COUNTED FOR EACH APPLICABLE FAMILY GROUP. NEITHER THE SHAREHOLDERS NOR THE COMPANY WILL BE ABLE TO "PICK AND CHOOSE" THE FAMILY GROUPS OF WHICH SUCH SHAREHOLDERS ARE MEMBERS. THE COMPANY HAS IDENTIFIED ANY SHAREHOLDERS WHO IT BELIEVES ARE MEMBERS OF MORE THAN ONE FAMILY GROUP.

7. If shareholders are only assigned to one family group, it appears possible that a shareholder whose initial family group loses its eligible family group status for this transaction may be a member of a different eligible family group. Please address this where appropriate.

          PLEASE SEE OUR RESPONSE TO COMMENT #6 ABOVE. WE AGREE THAT IF ONE FAMILY GROUP LOSES ELIGIBILITY, A SHAREHOLDER MAY BE ELIGIBLE FOR INCLUSION IN ANOTHER FAMILY GROUP, WHICH OCCURS AUTOMATICALLY WITHOUT ANY ACTION REQUIRED ON THE PART OF THE SHAREHOLDER OR THE COMPANY.

Summary Term Sheet, page 4
--------------------------

8.   In the Summary, please augment the information to disclose:

          - how membership to one of the 70 family groups was determined and any limitations of that methodology;

          - if one of the 70 family groups loses its family group status, no additional family group will be created to take its place;

          - a shareholder not identified as a member of one of the 70 family groups may seek to be included in an existing family group if he or she believes that they too are qualified to be included within one of the 70 family groups.

          WE HAVE REVISED THE SUMMARY AS REQUESTED.

Alternative Considerations, page 15
-----------------------------------

9. As previously requested in our prior comment number 20, please disclose when the two inquiries referenced in the second full paragraph on page 32 took place. Please also explain why it was determined that selling the company was not in the best interest of its shareholders.

          AS WE HAVE PREVIOUSLY DISCUSSED WITH YOU DURING OUR TELEPHONE CONVERSATIONS, NEITHER INQUIRY WAS A FORMAL PROPOSAL AND NEITHER RESULTED IN FORMAL TERMS BEING PRESENTED. THE COMPANY DETERMINED THAT NEITHER INQUIRY WAS A SERIOUS INDICATION OF INTEREST AND NEITHER PURSUED EITHER INQUIRY NOR RECEIVED ANY FURTHER INQUIRY.

Reasons for the Reorganization, page 18
---------------------------------------

10. We note that you discuss the effects of Subchapter S election by the company beginning on page 23, but make no reference to it here as being a reason for the reorganization. Please revise this section as appropriate. Provide quantification to the extent feasible, as you do on page 18 regarding Exchange Act savings.

          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED. AFTER THE SUBCHAPTER S ELECTION IS MADE, CBC HOLDING COMPANY WILL NO LONGER PAY TAXES ON ITS EARNINGS, WHICH WILL ALLOW THE COMPANY TO EXPERIENCE A TAX SAVINGS OF APPROXIMATELY 38% OF ITS EARNINGS (BEFORE TAX). HOWEVER, MOST OF THIS TAX SAVINGS WILL BE CONVERTED TO DIVIDENDS PAID TO SHAREHOLDERS, SO THE IMPACT ON THE COMPANY'S CAPITAL WILL BE MINIMAL. WITH THE MAXIMUM FEDERAL RATE FOR BOTH INDIVIDUALS AND

CORPORATIONS NOW AT 35%, ELIMINATING THE DOUBLE TAXATION ON BANK EARNINGS CAN RESULT IN A SIGNIFICANT INCREASE IN THE AFTER-TAX RETURN FOR S CORPORATION SHAREHOLDERS.

11. Any new disclosure about the effects of Subchapter S status needs to make clear that the tax savings to the company will become a tax liability to its shareholders, and that the only tax advantage will be the elimination of double taxation on dividends, which the company does not appear to have a history of paying. Please also revise your summary disclosure to present this situation in a balanced manner. We note, for example, the last sentence of the second paragraph on page 14.

          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED, BOTH UNDER "REASONS FOR THE REORGANIZATION" AND IN THE SUMMARY. THE COMPANY HAS HISTORICALLY PAID AN ANNUAL DIVIDEND, AS DESCRIBED ON PAGE 66 OF THE PROXY STATEMENT.

Potential Disadvantages of the Reorganization, page 19
------------------------------------------------------

12. Here or under other appropriate heading, please disclose the potential disadvantage that, while the company intends to make distributions in an amount equal to the taxes owed by shareholders, there is no guarantee that it will do this and in fact, may not be allowed to do so. We note the related disclosure at the bottom of page 24 at Dividends.

          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED.

Effect of Subchapter S election on the company and its shareholders, page 23
----------------------------------------------------------------------------

13. We note that the company intends to provide a distribution equal to the tax liability faced by remaining shareholders. Please describe the mechanics of this distribution where appropriate. If the distribution will be made equally per share, disclose that shareholders will be effected differently depending on their personal tax rate. As warranted disclose this differing shareholder treatment in the bullet item section on page 23 and other points where you discuss the impact of the transaction on shareholders.

          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED.

Pro Forma Effect of the Reorganization Plan, page 27
----------------------------------------------------

14. Please revise this table to show unadjusted values, adjustments and the pro forma figures. Please also reconcile this information with the pro forma information on page 67.

          WE HAVE REVISED THE TABLE AS REQUESTED.

Going Concern Value, page 30
----------------------------

15. We note the sentence in this section, "In the opinion of Southard Financial, and in the opinion of the board, the valuation conclusion derived by Southard Financial represents 'going concern value,' although it is not labeled as such." Please clarify, if true, that the board's "valuation conclusion" referred to is the ultimate conclusion that $17.80 is a fair price. It is also unclear to us the basis for the statement in the proxy statement that in the opinion of Southard Financial, Southard Financial's conclusion represents a going concern value. Please advise.

          THE "VALUATION CONCLUSION DERIVED BY SOUTHARD FINANCIAL" REFERS TO THE FAIR VALUE OF $17.80 PER SHARE. WE HAVE REVISED THE PROXY STATEMENT TO CLARIFY THIS POINT.

          ALL OF THE VALUATION METHODOLOGIES PERFORMED BY SOUTHARD FINANCIAL DERIVED VALUES OF THE COMPANY AS A GOING CONCERN. THE TERM "GOING CONCERN VALUE" IS NOT DESCRIPTIVE OF ANY PARTICULAR VALUATION APPROACHES OR SPECIFIC VALUATION METHODOLOGIES. IT IS A GENERAL CONDITION UNDER WHICH ALL

OF THE VALUATION METHODOLOGIES WERE PERFORMED. THEREFORE, THE STATEMENT THAT "SOUTHARD FINANCIAL'S CONCLUSION REPRESENTS A GOING CONCERN VALUE" IS ENTIRELY ACCURATE.

Earnings, page 30
-----------------

16. Under "Earnings" on page 30, please disclose the company's 2003-2005 annualized growth rate. In addition, please disclose whether the board considered annualized growth rate in its fairness determination, both independently and as contrasted with the annualized growth rate of the company's peer group.

          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED.

Annualized Return on Investment, page 30
----------------------------------------

17. Reference is made to "Annualized Return on Investment." Please give us the information used to calculate the 6.24% and 4.49% annualized return on investment that is used in this section.

          THE 6.24% ANNUALIZED RETURN ON INVESTMENT FOR CBC HOLDING COMPANY COMMON STOCK IS THE COMPOUNDED RATE OF RETURN OF AN ORIGINAL SHARE OF CBC HOLDING COMPANY PURCHASED AT $10.00, PLUS TWO 5% STOCK DIVIDENDS, WITH THE RESULTING SHARES SELLING AT $17.80.

          WE HAVE REVISED OUR DISCLOSURE REGARDING THE ANNUALIZED RETURN ON INVESTMENT FOR THE NASDAQ BANK INDEX IN ORDER TO PROVIDE MORE PRECISE INFORMATION. WE HAVE REVISED THE PROXY STATEMENT TO REFLECT THAT THE RETURN ON THE NASDAQ BANK INDEX (IXBK) FOR THE PERIOD FROM FEBRUARY 18, 2000 TO JUNE 30, 2005 WAS 4.61%. THE CLOSING PRICE FOR THE NASDAQ BANK INDEX ON FEBRUARY 18, 2000 (THE FIRST DATE ON WHICH NASDAQ BANK INDEX CLOSING PRICE DATA WAS AVAILABLE
ON WWW.NASDAQ.COM) WAS 218.880.    THE CLOSING PRICE FOR IXBK ON JUNE 30, 2005
(APPROXIMATELY ONE MONTH PRIOR TO THE FAIRNESS DETERMINATION OF THE CBC HOLDING COMPANY BOARD OF DIRECTORS) WAS 278.670. THIS INFORMATION IS AVAILABLE AT WWW.NASDAQ.COM.
--------------

Membership in a Family Group, page 44
-------------------------------------

18. Please disclose in greater detail how the directors identified the 70 largest family groups. If the method used was directors eyeballing names, and the directors local knowledge as to who is related to whom, that should be clearly explained. Also, please explain what was done with shareholders whose shares are held in street name or as objecting beneficial owners.

          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED. PLEASE ALSO SEE OUR RESPONSE TO COMMENT #3 ABOVE.

19. Please discuss the directors' confidence in their family group identification methodology. It is unclear to the staff how the board can determine family group status with any degree of certainty due to family group status extending to fifth cousins in the youngest generation.

          WE HAVE REVISED THE PROXY STATEMENT TO REFLECT THAT THE COMPANY'S PRELIMINARY FAMILY GROUP DETERMINATIONS ARE BASED SOLELY ON THE KNOWLEDGE OF COMPANY MANAGEMENT, WHICH IS ALMOST CERTAINLY INCOMPLETE. PLEASE SEE OUR RESPONSE TO COMMENT #3 REGARDING A SHAREHOLDER'S ABILITY TO CHALLENGE THE COMPANY'S PRELIMINARY FAMILY GROUP DETERMINATION AND THE COMPANY'S COMMITMENT TO WORKING WITH ITS SHAREHOLDERS.

20. Both here and in the summary, please discuss the apparent risk of the company misidentifying a holder as someone either belonging or not belonging to a family group and the impact of such misidentification. Disclose what steps can be taken to make a family group claim if it is later determined a misidentification occurred.

          WE HAVE ADDED THIS DISCLOSURE IN THE SUMMARY. THE COMPANY'S IDENTIFICATION OF A SHAREHOLDER AS BELONGING OR NOT BELONGING TO A FAMILY GROUP IS ONLY PRELIMINARY AND IS PROVIDED AS A COURTESY TO ITS SHAREHOLDERS. THE SHAREHOLDERS THEMSELVES MUST DETERMINE WHETHER OR NOT THEY ARE MEMBERS OF A QUALIFYING FAMILY GROUP AND MUST SO CERTIFY TO THE COMPANY.

          A SHAREHOLDER MAKING A FALSE CERTIFICATION TO THE COMPANY WOULD SUBJECT HIMSELF OF HERSELF TO LIABILITY FOR SUCH A FALSE CERTIFICATION. UNDER THE TERMS OF THE SHAREHOLDERS AGREEMENT, A SHAREHOLDER MUST INDEMNIFY AND HOLD HARMLESS CBC HOLDING COMPANY AND EACH OTHER SHAREHOLDER FROM AND AGAINST ALL LOSS ARISING OUT OF ANY VIOLATION OF THE SHAREHOLDERS AGREEMENT BY THE INDEMNIFYING SHAREHOLDER, INCLUDING A VIOLATION OF THE COVENANT THAT SUCH SHAREHOLDER WILL NOT DO ANYTHING TO INTERFERE WITH CBC HOLDING COMPANY MAINTAINING ITS STATUS AS A SUBCHAPTER S CORPORATION. A SHAREHOLDER MAKING A FALSE CERTIFICATION MAY JEOPARDIZE THE COMPANY'S STATUS AS A SUBCHAPTER S CORPORATION.

          IF A SHAREHOLDER DOES NOT REQUEST INCLUSION IN ONE OF THE QUALIFYING FAMILY GROUPS, WHETHER RIGHTLY OR WRONGLY, THAT SHAREHOLDER WILL RECEIVE FAIR VALUE IN CASH FOR HIS OR HER SHARES IN THE MERGER TRANSACTION, BUT WILL NOT BE ABLE TO REMAIN A SHAREHOLDER IN THE COMPANY AND WILL NO LONGER HAVE THE RIGHTS OF A SHAREHOLDER IN THE COMPANY.

21. Please expand your disclosure to specifically explain how a holder can contest lack of membership in a family group and describe the type of evidence you will require to confirm a family group association.

          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED.

Exchange of CBC Holding Company Stock Certificates - page 52
------------------------------------------------------------

22. Please describe the "transfer restrictions" you reference in the first paragraph. Also consider the need to address the exchange of shares and these restrictions elsewhere in the filing as appropriate. For example, we find no reference in the summary to shareholders exchanging their shares or, at Effects of the Reorganization on page 5, to these transfer
            -----------------------------
     restrictions. We also find no description of transfer restrictions at Description of Common Stock, page 60.
     ---------------------------

          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED TO INCLUDE A REFERENCE TO THE FULL DISCUSSION OF THE TRANSFER RESTRICTIONS ON PAGE 49 AND TO INFORM SHAREHOLDERS OF THE NEED TO EXCHANGE SHARES.

23. Please provide a legal analysis as to the requirement for registration of the new shares to be issued.

          NO NEW SHARES WILL BE ISSUED UNDER THE REORGANIZATION PLAN. UNDER
SECTION 14-2-627 OF THE GEORGIA BUSINESS CORPORATION CODE, RESTRICTIONS ON THE TRANSFER OF SHARES MUST BE NOTED ON THE SHARE CERTIFICATE. THEREFORE, UPON THE CONSUMMATION OF THE REORGANIZATION, THE COMPANY MUST EXCHANGE SHAREHOLDERS' CURRENT STOCK CERTIFICATES FOR CERTIFICATES THAT NOTE THE TRANSFER RESTRICTIONS CONTAINED IN THE SHAREHOLDERS AGREEMENT. THE ISSUANCE OF NEW SHARE CERTIFICATES IS NOT REQUIRED TO BE REGISTERED UNDER SECTION 5 OF THE SECURITIES ACT OF 1933 BECAUSE NO SALE OF SECURITIES IS BEING MADE.

Pro Forma Condensed Consolidated Statements, page 67
-----------------------------------------------------

24.  Please explain to us how you arrived at the ($174) figure.

          THE ($174) FIGURE WAS AN ERROR. WE HAVE DELETED THE INCORRECT ($174) FIGURE AND REPLACED IT WITH THE CORRECT FIGURE, ($432). THANK YOU FOR THIS COMMENT.

Other Information
-----------------

     Attached as Appendix A to this letter is a statement from the Company and
                 ----------
each filing person acknowledging that:


          - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-4561. My fax number is (404) 572-6999.

                                        Very truly yours,


                                        /s/ James C. Wheeler
                                        James C. Wheeler


cc:  Mr. George M. Ray
     Mr. Grayson Dent
     Kathryn L. Knudson, Esq.
     Lauren E. Gudritz, Esq.

                                    EXHIBIT 1
                                    ---------


                                 SENATE BILL 469

By:  Senators  Smith of the 52nd, Meyer von Bremen of the 12th, Harp of the 29th
and  Reed  of  the  35th

AS  PASSED

                                     AN ACT

To amend Title 14 of the Official Code of Georgia Annotated, relating to corporations, partnerships, and associations, so as to provide for the updating of provisions relating to corporations, partnerships, and associations; to provide confirmation when an order for relief with respect to a corporation has been entered pursuant to the federal Bankruptcy Code of the power and authority of such corporation to take action pursuant to the decree of order or the court or judge in such bankruptcy proceedings; to provide that a board of directors can commit a corporation to submit a matter for shareholder approval even if the board of directors subsequently determines to recommend against it later; to correct cross-references; to change certain provisions relating to court ordered indemnification and advancement for expenses; to confirm the authority of a court to order advancement of expenses before determining a director's ultimate entitlement to indemnification; to provide statutory rules of construction for language frequently used in mandatory indemnification provisions; to change certain provisions relating to amendment to articles of incorporation by board of directors and shareholders; to repeal certain provisions relating to amendment to articles of incorporation pursuant to reorganization; to clarify existing law by expressly recognizing the possibility of different treatment of shareholders in a plan of merger of share exchange; to change certain provisions relating to merger; to change certain provisions relating to share exchange; to change certain provisions relating to action on plan of merger; to change certain provisions relating to merger with subsidiary; to change certain provisions relating to merger with other entities; to change certain provisions relating to election to become limited liability company; to streamline the process of permitting an entity to convert from one form into another; to allow entities organized in other states to convert to certain corporations or partnerships in this state; to change certain provisions relating to sale of assets requiring shareholder approval; to change certain provisions relating to right to dissent; to change provisions relating to dissolution by board of directors and shareholders; to change certain provisions relating to amended certificate of authority; to change certain provisions relating to corporate name of foreign corporation; to change certain provisions relating to election to become a limited partnership; to change certain provisions relating to certificate of authority for foreign limited partnerships; to change certain provisions relating to change of name or state of organization; to change certain provisions relating to amended certificate required for change of name or jurisdiction of organization; to change certain provisions relating to election to become a limited liability company; to add a filing fee for entity conversion; to change certain provisions relating to right to dissent; to provide for related matters; to repeal conflicting laws; and for other purposes.

                BE IT ENACTED BY THE GENERAL ASSEMBLY OF GEORGIA:

SECTION  8.

Said title is further amended by striking Code Section 14-2-1101, relating to merger, and inserting in lieu thereof the following:

"14-2-1101.
(a) One or more corporations may merge into another corporation if the board of directors of each corporation adopts and its shareholders (if required by Code
Section  14-2-1103)  approve  a  plan  of  merger.
(b)  The  plan  of  merger  must  set  forth:

(1) The name of each corporation planning to merge and the name of the surviving corporation into which each other corporation plans to merge;
(2)  The  terms  and  conditions  of  the  merger;  and
(3) The manner and basis of converting the shares of each corporation into shares or other securities, obligations, rights to acquire shares or other securities, cash, other property, or any combination of the foregoing, and if any shares of any holder of a class or series of shares are to be converted in a manner or basis different from any other holder of shares of such class or series, the manner or basis applicable to each such holder.
(c)  The  plan  of  merger  may  set  forth:
(1)  Amendments  to  the articles of incorporation of the surviving corporation;
(2) A provision that the plan may be amended prior to the time the merger has become effective, but if shareholders of a corporation that is a party to the merger are required or permitted to vote on the plan, subsequent to approval of the plan by such shareholders the plan may not be amended to change in any respect not expressly authorized by such shareholders in connection with the approval of the plan:
(A) The amount or kind of shares or other securities, obligations, rights to acquire shares or other securities, cash, or other property to be received under the plan by the shareholders of any party to the merger if such change would adversely affect such shareholders;
(B) The articles of incorporation of any corporation that will survive as a result of the merger, except for changes permitted by Code Section 14-2-1002 or changes that would not adversely affect such shareholders; or
(C) Any of the other terms or conditions of the plan if such change would adversely affect such shareholders in any material respect; and in the event that the plan of merger is amended after articles or a certificate of merger has been filed with the Secretary of State but before the merger has become effective, a certificate of amendment of merger executed on behalf of each party to the merger by an officer or other duly authorized representative shall be delivered to the Secretary of State for filing prior to the effectiveness of the merger; and
(3)  Other  provisions  relating  to  the  merger.
(d) Any of the terms of the plan of merger may be made dependent upon facts ascertainable outside of the plan of merger, provided that the manner in which such facts shall operate upon the terms of the merger is clearly and expressly set forth in the plan of merger. As used in this subsection, the term 'facts' includes, but is not limited to, the occurrence of any event, including a determination or action by any person or body, including the corporation."

                                    EXHIBIT 2
                                    ---------

                  LETTER TO MEMBERS OF QUALIFYING FAMILY GROUPS

                        [CBC HOLDING COMPANY LETTERHEAD]



                                     [Date]

[Shareholder name]
[Shareholder address]

Dear [Shareholder name],

     Based on our review of our records as of           , 2006, CBC Holding
                                              ----------
Company has made a preliminary determination that you are a member of one of the 70 Qualifying Family Groups of shareholders of CBC Holding Company pursuant to the reorganization plan as described in the enclosed proxy statement. You are a member of one of the 70 Qualifying Family Groups because we believe that you, together with your family members, are one of the 70 family groups of shareholders collectively holding the most shares of common stock of CBC Holding Company. Therefore, you are entitled to elect to retain your shares of stock of CBC Holding Company in the reorganization. However, should a member of your Qualifying Family Group choose to receive cash for his or her shares, your family group may no longer be a Qualifying Family Group. CBC Holding Company will notify all members of any family group that loses its status as a Qualifying Family Group.

     If you wish to remain as a shareholder of CBC Holding Company, you must be eligible to be a shareholder of an S corporation and you must sign and return the following documents to CBC Holding Company at or before 5:00 p.m. on
             , 2006, all in accordance with the section of the proxy statement
-------------
titled "Description of the Plan":

          - CBC Holding Company Shareholders Agreement (the blue attachment is the signature page)
          -    S-Corporation Election Form 2553 (the yellow attachment).

     As explained more fully in the enclosed proxy statement, CBC Holding Company made this preliminary determination of family group membership as a courtesy to its shareholders to permit a larger number of shareholders to participate in the reorganization, as permitted by the Internal Revenue Code, which defines members of a family as the common ancestor of a family, up to six generations of lineal descendants of the common ancestor, and the spouses or former spouses of such common ancestor and lineal descendants (regardless of whether the common ancestor is alive). All lineal descendants of the common ancestor (i.e., all sons and daughters, grandsons and granddaughters, great grandsons and great granddaughters, etc.) that are not more than six generations removed from the common ancestor are considered to be members of the family, as well as spouses and former spouses of those so identified.

     Shareholders whom we believe to be members of more than one family group were included as members of all eligible family groups for the purpose of determining the 70 Qualifying Family Groups collectively holding the most shares of CBC Holding Company common stock.

     For your reference, the family group in which you have been preliminarily included as a member is listed on the attached schedule. If you believe that you have been incorrectly included in a family group, please contact George M. Ray
at (229) 423-4321 before           , 2006.  The company has established a
                         ----------
special committee to address all shareholder concerns regarding membership in family groups and will promptly address and respond to your inquiry.



                                        Sincerely,


                                        George M. Ray
                                        President and Chief Executive Officer

                   SCHEDULE OF QUALIFYING FAMILY GROUP MEMBERS

                LETTER TO NON-MEMBERS OF QUALIFYING FAMILY GROUPS

                        [CBC HOLDING COMPANY LETTERHEAD]

                                     [Date]

[Shareholder name]
[Shareholder address]

Dear [Shareholder name],

     Based on our review of our records as of           , 2006, CBC Holding
                                              ----------
Company has made a preliminary determination that you are not a member of one of the 70 Qualifying Family Groups of shareholders collectively holding the most shares of CBC Holding Company common stock, as described in the enclosed proxy statement. Therefore, you will receive cash in the amount of $17.80 for each share of CBC Holding Company common stock that you hold.

     As explained more fully in the enclosed proxy statement, CBC Holding Company made this preliminary determination of family group membership as a courtesy to its shareholders to permit a larger number of shareholders to participate in the reorganization, as permitted by the Internal Revenue Code, which defines members of a family as the common ancestor of a family, up to six generations of lineal descendants of the common ancestor, and the spouses or former spouses of such common ancestor and lineal descendants (regardless of whether the common ancestor is alive). All lineal descendants of the common ancestor (i.e., all sons and daughters, grandsons and granddaughters, great grandsons and great granddaughters, etc.) that are not more than six generations removed from the common ancestor are considered to be members of the family, as well as spouses and former spouses of those so identified.

     Shareholders whom we believe to be members of more than one family group were included as members of all eligible family groups for the purpose of determining the 70 Qualifying Family Groups collectively holding the most shares of CBC Holding Company common stock.

     For your reference, the family group in which you have been preliminarily included as a member is listed on the attached schedule. If you believe that you have been incorrectly omitted from a family group or incorrectly included in
a family group, please contact George M. Ray at (229) 423-4321 before          ,
                                                                      ---------
2006.


                                        Sincerely,


                                        George M. Ray
                                        President and Chief Executive Officer

                   SCHEDULE OF QUALIFYING FAMILY GROUP MEMBERS

                                   APPENDIX  A
                                   -----------

     CBC Holding Company (the "Company") and the filing persons listed below hereby acknowledge and confirm that:

     - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


This 22nd day of August, 2006.

                                        CBC HOLDING COMPANY

                                        By:  /s/ George M. Ray
                                             -----------------------------------
                                                 George M. Ray
                                                 President and
                                                 Chief Executive Officer

                                        CBC INTERIM CORPORATION

                                        By:  /s/ George M. Ray
                                             -----------------------------------
                                                 George M. Ray
                                                 President

                                        OTHER  FILING  PERSONS:

                                        *
                                        -----------------------------------
                                        Sidney  S.  (Buck)  Anderson

                                        *
                                        -----------------------------------
                                        James  Thomas  Casper,  III

                                        *
                                        -----------------------------------
                                        Charles  A.  (Pete)  Clark,  Sr.

                                        *
                                        -----------------------------------
                                        John  T.  Croley,  Jr.

                                        *
                                        -----------------------------------
                                        A.B.C.  (Chip)  Dorminy,  III

                                        *
                                        -----------------------------------
                                        John  S.  Dunn

                                        *
                                        -----------------------------------
                                        Lee  Phillip  Liles

                                        *
                                        -----------------------------------
                                        Steven  L.  Mitchell

                                        *
                                        -----------------------------------
                                        James  A.  Parrot,  II

                                        /s/  George  M.  Ray
                                        -----------------------------------
                                        George  M.  Ray

                                        *
                                        -----------------------------------
                                        Hulin  Reeves,  Jr.

                                        *
                                        -----------------------------------
                                        Robert  E.  Sherrell

                                        *
                                        -----------------------------------
                                        John  Edward  Smith,  III

                                        *
                                        -----------------------------------
                                        Wyndall  L.  Walters


                                        *By  /s/ George M. Ray
                                             ------------------------------
                                             George M. Ray
                                             as attorney-in-fact